Exhibit 21.1
List of Subsidiaries

Legal Name	Jurisdiction of Organization
Evolent Health LLC	Delaware
NCIS Holdings, Inc.	Delaware
NCH Management Systems, Inc.	California
Evolent Assurance Solutions, LLC	Vermont
EH Holding Company, Inc.	Delaware
Justify Holdings, Inc.	Kentucky
Evolent Health International Private Ltd.	India
Evolent Care Partners Holding Company, Inc.	Delaware
Evolent Care Partners of Texas, Inc.	Texas
The Accountable Care Organization Ltd.	Michigan
Evolent Care Partners of North Carolina, Inc.	North Carolina
MTS III Vital Decisions Blocker Corp	Delaware
Vital Decisions Acquisition LLC	Delaware
Vital Decisions, LLC	New Jersey
Endzone Merger Sub, Inc.	Delaware
EVH Growth Iceman Intermediate, Inc.	Delaware
Implantable Provider Group, Inc.	Delaware
Surgical Collections Group, Inc.	Delaware
Evolent Health International Philippines, Inc.	Philippines